EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

	Three months ended		Year Ended December 31
Dollars in millions	March 31, 2009		2008		2007		2006		2005		2004
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$705		$1,127		$1,806		$3,913		$1,962		$1,745
Add:
Distributed income of equity investees	45		157		124		20
Fixed charges excluding interest on deposits	443		1,076		1,267		841		662		357
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	30		122		101		33		20		10
Earnings excluding interest on deposits	1,163		2,238		3,096		4,741		2,604		2,092
Interest on deposits	546		1,485		2,053		1,590		981		484
Total earnings	$1,709		$3,723		$5,149		$6,331		$3,585		$2,576
Fixed charges
Interest on borrowed funds	$409		$1,004		$1,197		$777		$599		$298
Interest component of rentals	34		71		69		64		63		58
Amortization of notes and debentures			1		1						1
Fixed charges excluding interest on deposits	443		1,076		1,267		841		662		357
Interest on deposits	546		1,485		2,053		1,590		981		484
Total fixed charges	$989		$2,561		$3,320		$2,431		$1,643		$841
Ratio of earnings to fixed charges
Excluding interest on deposits	2.63	x	2.08	x	2.44	x	5.64	x	3.93	x	5.86	x
Including interest on deposits	1.73		1.45		1.55		2.60		2.18		3.06

(1)	As defined in Item 503(d) of Regulation S-K.